FRONTIER COMMUNICATIONS CORPORATION

401 Merritt 7

Norwalk, Connecticut 06851

April 26, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Larry Spirgel

Re:	Frontier Communications Corporation
Registration Statement filed on Form S-4
File No. 333-210859
Filed April 22, 2016

Ladies and Gentlemen,

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Frontier Communications Corporation (the “Registrant”) hereby respectfully requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 2:00 p.m. EDT on Thursday, April 28, 2016, or as soon as thereafter practicable.

We request that we be notified of such effectiveness by a telephone call to Stacy J. Kanter of Skadden, Arps, Slate, Meagher & Flom LLP, the Registrant’s counsel, at (212) 735-3497, and that such effectiveness also be confirmed in writing.

Please note that the Registrant acknowledges the following:

•	should the Securities and Exchange Commission (“the Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

FRONTIER COMMUNICATIONS CORPORATION

By:	/s/ Mark D. Nielsen
Name: Mark D. Nielsen
Title: Executive Vice President, General Counsel and Secretary

cc: Skadden, Arps, Slate, Meagher & Flom LLP

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